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                                                                  Exhibit (a)(5)


                [Letterhead of Prior Cashman Sherman & Flynn LLP]



                                                                   March 6, 2002

Lawrence M. Braun, Esq.
Sheppard Mullin Richter & Hampton LLP
         Attorney's to the Special Committee
333 South Hope Street
Los Angeles, CA 90071

Dear Mr. Braun:

         This firm represents Balfour LLC ("Balfour") in connection with Balfour's efforts to acquire Raytel Medical Corporation ("Raytel"). We have reviewed the Form 14D-9 filed by Raytel in connection with the merger agreement executed by Raytel with SHL Telemedicine Ltd. ("SHL").

         The Form 14D-9 makes false statements of fact, specifically with respect to its statements with respect to Balfour's actions, and is materially misleading. Given conversations and correspondence with your firm, the statements as to Balfour were clearly made knowingly.

         I am perplexed as to why the Form 14D-9 would so misrepresent Balfour's attempts to be part of the process if Raytel is in fact comfortable with its statements that the Special Committee ran a full and complete process to ensure fair value for Raytel's shareholders. In addition, I do not understand the motive of singling out Balfour to be the subject of misrepresentations and not similarly treating the other two bidders.

         The Form 14D-9 states, "On November 6, 2001, Houlihan Lokey sent a confidentiality agreement to Balfour for execution. We are not aware of any efforts by Balfour to return the confidentiality agreement or attempt to negotiate its terms." This statement is false. Balfour received the confidentiality agreement and negotiated the confidentiality agreement. In this regard lawyers of this firm negotiated the agreement with your firm (Attys. Dorf and Kaye). The agreement was executed by Balfour on December 20,2001. My letter telecopied to your colleague Gregory Miller, dated December 21, 2001, states, "Balfour has executed the standstill agreement as negotiated between this firm and counsel for the special committee." Your e-mail to me dated December 21, 2001 explicitly acknowledges that a confidentiality agreement was executed and delivered by Balfour to Raytel.

         Houlihan Lokey and the Board knew that Balfour's involvement was subject to the Board's waiver of the Rights Agreement dated as of August 14, 1998 and certain Delaware Statutes, which waiver would enable Balfour to work with management without triggering these provisions. Through management, in early November, Balfour requested the required permission from the Board of Raytel. The Board granted this waiver on December 5, 2001. Since the granting of this waiver, Balfour has worked actively and continuously to attempt to be part of an active bidding process.


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         The Form 14D-9 states, "In a telephone conversation on December 14,
2001, Rory Riggs, the principal of Balfour, advised Houlihan Lokey that Balfour was no longer interested in acquiring our company." This statement is false. The actions of the parties demonstrate that continuing efforts were being made at that time by Balfour with respect to the bid process. On Friday, December 14, 2001 attorneys of this firm participated in a joint conference call with Balfour and management to complete the offer letter submitted Monday, December 17, and the resulting 13D disclosure. During this week, subject to the specific waiver from the Board for Balfour to work with management, Balfour actively worked with management to finalize the terms of the initial management bid. In addition, on December 17 and December 19, 2001, attorneys of this firm negotiated with attorneys of your firm with respect to the standstill agreement. In addition my continuing correspondence and telephone calls with you made abundantly clear Balfour's desire to participate in a fair bidding process.

         The Form 14D-9 states, "On December 20, 2001, Houlihan Lokey provided to each bidder our updated budget for 2002." This statement is false. The management-Balfour bid letter instructed Houlihan Lokey to deal with Balfour. My letter telecopied to your colleague Gregory Miller, dated December 21, 2001, states, "Balfour has executed the standstill agreement. . .Nonetheless, Balfour has not received the information requested by Balfour, which you have delivered to other parties." My letter telecopied to you dated December 21, 2001, states that a request for updated bids had been received by Balfour, but that Balfour had not received information. Houlihan Lokey sent information to Balfour by Federal Express (voucher dated December 21, 2001, tracking number 814648168373), sending the package on December 21, 2001 (the Friday before the Christmas holiday) with no notification to Balfour. The package was actually received by Balfour on December 27, 2001, at 9:36 a.m.

         The Special Committee and Houlihan Lokey have delayed and obstructed the bidding process. Houlihan Lokey at one stage in December refused to give Balfour data, after acknowledging receipt of the confidentiality agreement. Balfour called Houlihan Lokey several times after receiving the information package on December 27, 2001, to review the bidding process and the information delivered. To this date, none of these calls has ever been returned.

         Despite the many communications with the special committee and its counsel indicating Balfour's desire to be part of the bidding process based on the new information received, Balfour was never allowed to participate, despite the fact the Board allowed SHL to lower its bid from $11.50 to $10.25, only $0.75 higher than Balfour's initial bid.

         Balfour was the equity behind the management group's bid. Balfour's unequivocal belief is that Houlihan Lokey conducted a process in which there was no chance of Balfour to bid fairly for Raytel. Quite the contrary, as the evidence clearly shows, there was an active attempt to ensure that the Balfour group was not allowed to enter the process.


         As is clear from the above, there are explicit misstatements of fact in the 14D-9 with respect to Balfour's involvement in the bidding process. These misstatements are materially misleading. In addition, these misstatements have damaged, and will continue to damage, Balfour's reputation. I ask that a retraction be made and a proper statement of the facts be filed.


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         I ask that you distribute this letter to the Board of Directors of
Raytel and its counsel. I ask that any response be made by the close of business on March 8, 2002. All of Balfour's rights and remedies are hereby reserved.

                                                     Very truly yours,

                                                     /s/ Lawrence Remmel
                                                     -------------------
                                                     Lawrence Remmel

cc:  Balfour LLC




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